RECOV Energy Corp.

3163 Kennedy Boulevard

Jersey City, NJ  07306

(201) 217-4137

November 1, 2005

Ms. Rachel Zablow

Staff Accountant

Securities and Exchange Commission

Washington, DC   20549

VIA EDGAR

Re:

RECOV Energy Corp.

Form 10-KSB for the year ended March 31, 2005

Filed July 15, 2005; File No. 000-30230

Comment Letter dated October 21, 2005

Dear Ms. Zablow:

This letter is in response to the letter received from you by RECOV Energy Corp,  (“RECOV”), dated August 21, 2005, commenting on the Form 10-KSB filed by RECOV on July 15, 2005, subsequent amendments and our response letter to your earlier comments. Please see our specific responses on the attached pages, keyed to the three numbered comments in your letter. Accompanying this correspondence is our amended filing on Form 10-KSB/A for the year ended March 31, 2005 and an amended filing on Form 10-QSB/A for the quarter ended June 30, 2005.

Sincerely,

RECOV Energy Corp. (Registrant)

Richard Verdiramo

President, Chief Executive and Chief Financial Officer

Ms. Rachel Zablow

November 1, 2005

Attachment page 1

(1)

The Consolidated Income Statement for the year ended March 31, 2005 has been revised to move the “Gain on the reduction of debt of discontinued subsidiary” out of continuing operations and into discontinued operations.

(2)

The Consolidated Statement of Operations for the years ended March 31, 2004 and 2003 have been revised to reflect the reverse stock split of twenty to one.

(3)

The Consolidated Income Statement for the quarter ended June 30, 2005 has been revised to reflect the correct denominator in the earnings per share calculation.